EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended June 30, 2014 compared to three months ended June 30, 2013

During the three months ended June 30, 2014, Danaos had an average of 55.8 containerships compared to 60.9 containerships for the three months ended June 30, 2013. Our fleet utilization increased to 97.3% in the three months ended June 30, 2014 compared to 94.1% in the three months ended June 30, 2013. During the three months ended June 30, 2014, our fleet utilization for the fleet under employment was 98.2% (which excludes the vessels on lay up). During the three months ended June 30, 2014, we sold four vessels, the Commodore, the Duka, the Mytilini and the Messologi, for an aggregate amount of $44.1 million, which represents the gross sale proceeds less commissions.

Operating Revenue

Operating revenues decreased 7.0%, or $10.2 million, to $136.4 million in the three months ended June 30, 2014, from $146.6 million in the three months ended June 30, 2013.

Operating revenues for the three months ended June 30, 2014 reflect:

•             $2.9 million of additional revenues in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, related to the Amalia C, the Niledutch Zebra, the Niledutch Palanca and the Dimitris C, which were added to our fleet on May 14, 2013, June 25, 2013, November 13, 2013 and November 21, 2013, respectively.

•             $6.1 million decrease in revenues in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, related to the agreement we entered into with ZIM for a reduction in the charter rates payable by ZIM under the time charters for six of our vessels.

•             $3.9 million decrease in revenues in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, related to the Hope, the Kalamata, the Elbe, the Komodo, the Lotus, the Commodore, the Messologi and the Mytilini, which were generating revenues in the three months ended June 30, 2013, but were sold within 2013 and 2014.

•             $3.1 million decrease in revenues in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, which was mainly attributable to the rechartering of certain vessels in the soft charter market.

Voyage Expenses

Voyage expenses increased by $0.4 million, to $3.2 million in the three months ended June 30, 2014, from $2.8 million in the three months ended June 30, 2013. Effective January 1, 2014, the commission of 1.0% on gross freight, charter hire, ballast bonus and demurrage payable to our manager with respect to each vessel in the fleet was adjusted to a commission of 1.25%. This increase was partially offset by the decreased average number of vessels in our fleet during the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

Vessel Operating Expenses

Vessel operating expenses decreased 8.5%, or $2.7 million, to $28.9 million in the three months ended June 30, 2014, from $31.6 million in the three months ended June 30, 2013, reflecting lower average daily operating cost per vessel and lower average number of vessels in our fleet in the 2014 period.

The average daily operating cost per vessel (excluding those vessels on lay-up) decreased to $5,957 per day for the three months ended June 30, 2014, from $6,160 per day for the three months ended June 30, 2013, which is one of the most competitive daily operating expenses figures in the industry.

Depreciation

Depreciation expense decreased 0.3%, or $0.1 million, to $34.1 million in the three months ended June 30, 2014, from $34.2 million in the three months ended June 30, 2013. The decrease in depreciation expense was mainly due to the decreased average number of vessels in our fleet during the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 14.3%, or $0.2 million, to $1.2 million in the three months ended June 30, 2014, from $1.4 million in the three months ended June 30, 2013. The decrease reflects decreased dry-docking and special survey costs incurred and amortized during the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

General and Administrative Expenses

General and administrative expenses increased 12.8%, or $0.6 million, to $5.3 million in the three months ended June 30, 2014, from $4.7 million in the three months ended June 30, 2013. The increase was mainly due to increased fees of $0.3 million paid to our Manager in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, due to an increase in the per day fee payable to our Manager since January 1, 2014, which was partially offset by a decrease in the average number of vessels in our fleet in the three months ended June 30, 2014 compared to the three months ended June 30, 2013. Furthermore, legal expenses increased by $0.2 million in the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

Effective January 1, 2014, our management fees were adjusted to a fee of $800 per day for commercial, chartering and administrative services, a technical management fee of $400 per vessel per day for vessels on bareboat charter and $800 per vessel per day for vessels on time charter.

Gain/(loss) on sale of vessels

Gain/(loss) on sale of vessels, was a gain of $5.2 million in the three months ended June 30, 2014 compared to a gain of $0.2 million in the three months ended June 30, 2013. During the three months ended June 30, 2014, we sold the Commodore on April 25, 2014, the Duka on May 15, 2014, the Mytilini on May 15, 2014 and the Messologi on May 20, 2014 and we realized a net gain on these sales of $5.2 million. During the three months ended June 30, 2013, we sold and delivered the Honour and the Elbe (on May 14, 2013 and June 13, 2013, respectively) and we realized a net gain on these sales of $0.2 million in aggregate.

Interest Expense and Interest Income

Interest expense decreased by 12.9%, or $3.0 million, to $20.3 million in the three months ended June 30, 2014, from $23.3 million in the three months ended June 30, 2013. The change in interest expense was mainly due to the decrease in our average debt by $203.7 million, to $3,143.8 million in the three months ended June 30, 2014, from $3,347.5 million in the three months ended June 30, 2013, as well as the marginal decrease in the cost of debt servicing in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

It has to be noted that we are in a rapid deleveraging mode. As of June 30, 2014, the debt outstanding was $3,129.1 million compared to $3,327.6 million as of June 30, 2013.

Interest income was less than $0.1 million in the three months ended June 30, 2014 compared to $0.5 million in the three months ended June 30, 2013.

Other Finance Costs, Net

Other finance costs, net, decreased by $0.1 million, to $4.9 million in the three months ended June 30, 2014, from $5.0 million in the three months ended June 30, 2013. This decrease was due to the $0.1 million decrease in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

Other Income/(Expenses), Net

Other income/(expenses), net, was $0.2 million in each of the three months ended June 30, 2014 and 2013.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain/(loss) on interest rate swap hedges was a gain of $4.5 million in the three months ended June 30, 2014 compared to a gain of $12.3 million in the three months ended June 30, 2013. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swap hedges, decreased by $5.4 million, to $31.8 million in the three months ended June 30, 2014, from $37.2 million in the three months ended June 30, 2013. This decrease is mainly attributable to the lower average notional amount of swaps during the three months ended June 30, 2014 compared to the three months ended June 30, 2013 as a result of $500 million in swaps expiration between the two quarters.

Six months ended June 30, 2014 compared to six months ended June 30, 2013

During the six months ended June 30, 2014, Danaos had an average of 57.2 containerships compared to 62.0 containerships for the six months ended June 30, 2013. Our fleet utilization increased to 96.2% in the six months ended June 30, 2014 compared to 91.8% in the six months ended June 30, 2013, mainly due to the sale of our older vessels certain of which were off-charter and laid-up. During the six months ended June 30, 2014, our fleet utilization for the fleet under employment was 98.0% (which excludes the vessels on lay up). During the six months ended June 30, 2014, we sold five of our older vessels, the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi, for an aggregate amount of $55.2 million (representing the gross sale proceeds less commissions).

Operating Revenue

Operating revenues decreased 7.1%, or $20.8 million, to $271.9 million in the six months ended June 30, 2014, from $292.7 million in the six months ended June 30, 2013.

Operating revenues for the six months ended June 30, 2014 reflect:

•             $5.6 million of additional revenues in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, related to the Amalia C, the Niledutch Zebra, the Niledutch Palanca and the Dimitris C, which were added to our fleet on May 14, 2013, June 25, 2013, November 13, 2013 and November 21, 2013, respectively.

•             $12.0 million decrease in revenues in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, related to the agreement we entered into with ZIM for a reduction in the charter rates payable by ZIM under the time charters for six of our vessels.

•             $6.9 million decrease in revenues in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, related to the Hope, the Kalamata, the Elbe, the Komodo, the Lotus, the Commodore, the Messologi and the Mytilini, which were generating revenues in the six months ended June 30, 2013, but were sold within 2013 and 2014.

•             $7.5 million decrease in revenues in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, which was mainly attributable to the rechartering of certain vessels in the soft charter market.

Voyage Expenses

Voyage expenses increased by $0.6 million, to $6.5 million in the six months ended June 30, 2014, from $5.9 million in the six months ended June 30, 2013. Effective January 1, 2014, the commission of 1.0% on gross freight, charter hire, ballast bonus and demurrage payable to our manager with respect to each vessel in the fleet was adjusted to a commission of 1.25%. This increase was partially offset by the decreased average number of vessels in our fleet during the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Vessel Operating Expenses

Vessel operating expenses decreased 3.0%, or $1.8 million, to $59.1 million in the six months ended June 30, 2014, from $60.9 million in the six months ended June 30, 2013. The reduction is mainly attributable to decreased average number of vessels in our fleet in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, as well as the marginal decrease in the average daily operating cost per vessel in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

The average daily operating cost per vessel (excluding vessels on lay-up) marginally decreased to $6,034 for the six months ended June 30, 2014, from $6,039 for the six months ended June 30, 2013.

Depreciation

Depreciation expense was $68.1 million in each of the six months ended June 30, 2014 and 2013, respectively.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 31.3%, or $1.0 million, to $2.2 million in the six months ended June 30, 2014, from $3.2 million in the six months ended June 30, 2013. The decrease reflects decreased dry-docking and special survey costs incurred within the year and amortized during the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

General and Administrative Expenses

General and administrative expenses increased 10.3%, or $1.0 million, to $10.7 million in the six months ended June 30, 2014, from $9.7 million in the six months ended June 30, 2013. The increase was due to increased fees of $0.7 million paid to our Manager in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, due to an increase in the per day fee payable to our Manager since January 1, 2014, which was partially offset by a decrease in the average number of vessels in our fleet in the six months ended June 30, 2014 compared to the six months ended June 30, 2013. Furthermore, various general and administrative expenses increased by $0.3 million in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Gain/(loss) on sale of vessels

Gain on sale of vessels, was a gain of $5.7 million in the six months ended June 30, 2014 compared to a gain of $0.2 million in the six months ended June 30, 2013. During the six months ended June 30, 2014, we sold and delivered the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi (on February 26, 2014, April 25, 2014, May 15, 2014, May 15, 2014 and May 20, 2014, respectively) and we realized a net gain on these sales of $5.7 million in aggregate. During the six months ended June 30, 2013, we sold and delivered the Independence, the Henry, the Pride, the Honour and the Elbe (on February 13, 2013, February 28, 2013, March 25, 2013, May 14, 2013 and June 13, 2013, respectively) and we realized a net gain on these sales of $0.2 million in aggregate.

Interest Expense and Interest Income

Interest expense decreased by 10.6%, or $4.9 million, to $41.3 million in the six months ended June 30, 2014, from $46.2 million in the six months ended June 30, 2013. The change in interest expense was due to the decrease in our average debt by $195.3 million, to $3,172.7 million in the six months ended June 30, 2014, from $3,368.0 million in the six months ended June 30, 2013, as well as the marginal decrease in the cost of debt servicing in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

Interest income was less than $0.1 million in the six months ended June 30, 2014 compared to $1.0 million in the six months ended June 30, 2013.

Other Finance Costs, Net

Other finance costs, net, decreased by $0.2 million, to $9.9 million in the six months ended June 30, 2014, from $10.1 million in the six months ended June 30, 2013. This decrease was due to the $0.2 million decrease in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Other Income/(Expenses), Net

Other income/(expenses), net, increased by $0.1 million, to $0.3 million income in the three months ended June 30, 2014, from $0.2 million income in the three months ended June 30, 2013.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain/(loss) on interest rate swap hedges was a gain of $10.2 million in the six months ended June 30, 2014 compared to a gain of $16.7 million in the six months ended June 30, 2013. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swap hedges, decreased by $8.5 million, to $65.3 million in the six months ended June 30, 2014, from $73.8 million in the six months ended June 30, 2013. This decrease is mainly attributable to the lower average notional amount of swaps during the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Liquidity and Capital Resources

Our principal source of funds have been operating cash flows, vessel sales, long-term bank borrowings and a common stock sale in August 2010, as well as our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

Under our existing multi-year charters as of June 30, 2014, we had contracted revenues of $272.2 million for the remainder of 2014, $528.1 million for 2015 and, thereafter, approximately $3.1 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels, which had already been implemented beginning in January 2014. The terms also include our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. ZIM’s charter-owner creditors have designated two of the nine members of ZIM’s initial Board of Directors following the restructuring, including one director nominated by us, Dimitris Chatzis, the father of our Chief Financial Officer. In connection with ZIM’s previous announcement of the agreement in principle with its creditors, we had recognized an impairment loss of $19.0 million as of December 31, 2013.

As of June 30, 2014, we had cash and cash equivalents of $51.5 million, as well as an amount of $55.2 million of non-current restricted cash, representing the proceeds less sale commissions from the sale of the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi. As of June 30, 2014, we had no remaining borrowing availability under our credit facilities. As of June 30, 2014, we had $93.1 million of vendor financing outstanding, of which $57.4 million was payable within the next twelve months, and $3.0 billion of outstanding indebtedness, of which $150.1 million was payable within the next twelve months. Furthermore, cash flow interest rate swaps of $1.5 billion will terminate within the next twelve months.

On January 24, 2011, we entered into a definitive agreement, which we refer to as the “Bank Agreement”, which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea (“KEXIM”) and with KEXIM and ABN Amro), and for new credit facilities, which we refer to as the “January 2011 Credit Facilities”, from certain of our lenders aggregating $424.75 million. The Bank Agreement provided for, among other things, the following under our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default and guarantee and security packages were revised. We are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014, as well as Note 9, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

As of June 30, 2014, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis.

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $15.2 million, to $83.3 million provided by operating activities in the six months ended June 30, 2014 compared to $98.5 million provided by operating activities in the six months ended June 30, 2013. The decrease was primarily the result of reduced cash from operations and working capital position (before taking into account interest cost) of $24.2 million and increased payments for drydockings of $3.4 million in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, which was partially offset by reduced interest cost of $12.4 million (including realized losses on our interest rate swaps) in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Net Cash Provided by Investing Activities

Net cash flows provided by investing activities increased by $37.9 million, to $50.0 million provided by investing activities in the six months ended June 30, 2014 compared to $12.1 million provided by investing activities in the six months ended June 30, 2013. The difference reflects vessels additions of $0.6 million in the six months ended June 30, 2014 compared to $17.8 million in the six months ended June 30, 2013 following the acquisition of the Amalia C and the Niledutch Zebra in the six months ended June 30, 2013, as well as net proceeds of $50.6 million in aggregate in the six months ended June 30, 2014 (from the sale of the Marathonas, the Commodore, the Mytilini, the Duka and the Messologi) compared to $29.9 million in aggregate (from the sale of the Independence, the Henry, the Pride, the Honour and the Elbe) in the six months ended June 30, 2013.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $58.7 million, to $150.0 million used in financing activities in the six months ended June 30, 2014 compared to $91.3 million used in financing activities in the six months ended June 30, 2013. The increase is due to the payments of long-term debt and Vendor financing of $106.3 million in the six months ended June 30, 2014 compared to $75.7 million in the six months ended June 30, 2013, partially offset by an increase in the restricted cash of $43.7 million in the six months ended June 30, 2014 compared to an increase in the restricted cash of $15.6 million in the six months ended June 30, 2013.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives and gain/(loss) on sale of vessels. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Six Months ended June 30, 2014	Six Months ended June 30, 2013
	(In thousands)
Net income	$25,050	$32,971
Depreciation	68,075	68,147
Amortization of deferred drydocking & special survey costs	2,157	3,179
Amortization of deferred realized losses of cash flow interest rate swaps	1,992	1,992
Amortization of finance costs	7,564	7,754
Finance costs accrued (Exit Fees under our Bank Agreement)	1,874	1,882
Interest income	(18)	(1,013)
Interest expense	41,259	46,156
EBITDA	$147,953	$161,068
(Gain)/loss on sale of vessels	(5,709)	(156)
Realized loss on derivatives	63,330	71,844
Unrealized gain on derivatives	(10,207)	(16,770)
Adjusted EBITDA	$195,367	$215,986

EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided by Operating Activities

	Six Months ended June 30, 2014	Six Months ended June 30, 2013
	(In thousands)
Net cash provided by operating activities	$83,317	$98,549
Net increase/(decrease) in current and non-current assets	4,750	1,288
Net (increase)/decrease in current and non-current liabilities	(1,060)	(1,260)
Net interest	41,241	45,143
Payments for dry-docking and special survey costs deferred	3,789	422
Gain on sale of vessel	5,709	156
Unrealized gain on derivatives	10,207	16,770
EBITDA	$147,953	$161,068
(Gain)/loss on sale of vessel	(5,709)	(156)
Realized loss on derivatives	63,330	71,844
Unrealized gain on derivatives	(10,207)	(16,770)
Adjusted EBITDA	$195,367	$215,986

	Six Months ended June 30, 2013	Six Months ended June 30, 2012
	(In thousands)
Net cash provided by operating activities	$83,317	$98,549
Net cash provided by investing activities	50,039	12,118
Net cash used in financing activities	(150,003)	(91,261)

EBITDA decreased by $13.1 million, to $148.0 million in the six months ended June 30, 2014, from $161.1 million in the six months ended June 30, 2013. The decrease was mainly attributable to a $20.8 million decline in operating revenues in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, a $1.0 million increase in general and administrative expenses in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 and a $0.6 million increase in voyage expenses in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, which were partially offset by a

$1.8 million decrease in operating expenses in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, a $1.9 million decline in unrealized and realized losses on derivatives in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 and a $5.7 million gain on sale of vessel recorded in the six months ended June 30, 2014 compared to a $0.1 million gain on sale of vessels recorded in the six months ended June 30, 2013.

Adjusted EBITDA decreased by $20.6 million, to $195.4 million in the six months ended June 30, 2014, from $216.0 million in the six months ended June 30, 2013. The decrease was mainly attributable to a $20.8 million decline in operating revenues in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, a $1.0 million increase in general and administrative expenses in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 and a $0.6 million increase in voyage expenses in the six months ended June 30, 2014 compared to the six months ended June 30, 2013, which were partially offset by a $1.8 million decrease in operating expenses in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 9 to our unaudited condensed consolidated financial statements included in this report. Under the Bank Agreement our previously existing credit facilities continue to be made available by the respective lenders, in all cases as term loans, but (other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms and additional collateral under certain of these credit facilities and we obtained new credit facilities. The following table summarizes all our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$681.7

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$646.7	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the Niledutch Zebra, the Niledutch Palanca, the Dimitris C,
Credit Agricole	$147.9	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$176.9	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$211.7	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$243.0	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$281.4	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$30.2	The Deva and the Derby D
KEXIM	$23.8	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$62.5	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$103.0	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$89.9	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$29.3	The Hanjin Greece
Club Facility	$71.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$72.3	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$152.6	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$93.1	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                          As of June 30, 2014.

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of June 30, 2014, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of June 30, 2014.

For additional details regarding the Bank Agreement, the January 2011 Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014, as well as Note 9, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. We do not use financial instruments for trading or other speculative purposes.

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. Furthermore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, both the accumulated other comprehensive loss balance and the fair value of hedged debt balance pertaining to the respective amounts would be reversed through earnings immediately. Refer to Note 10, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three and six months ended June 30, 2014 and 2013.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization

The table below sets forth our consolidated capitalization as of June 30, 2014. As of the date of this filing, there have been no subsequent material changes to our capitalization from debt or equity issuances, re-capitalizations or special dividends. This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

As of June 30, 2014
(US Dollars in thousands)
Debt:
Total debt(1)	$3,129,129
Stockholders’ equity:
Preferred stock, par value $0.01, 100,000,000 preferred shares authorized and none issued	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,669,429 shares issued and outstanding (2)	1,097
Additional paid-in capital	546,097
Accumulated other comprehensive loss	(182,498)
Retained earnings	309,029
Total stockholders’ equity	673,725
Total capitalization	$3,802,854

(1)                                 Total includes $93.1 million of vendor financing. All of our indebtedness is secured.

(2)                                 Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

Recent Developments

AGM Results

On July 25, 2014, at our annual meeting of stockholders, Mr. Iraklis Prokopakis was re-elected as Class II director, Mr. George Economou was re-elected as Class II director and Mr. William Repko was elected as Class II director, each for a three-year term expiring at the annual meeting of our stockholders in 2017. Our stockholders also ratified the appointment of PricewaterhouseCoopers S.A. as our independent auditors.

Our Board of Directors has appointed Mr. Repko as a member of the Audit Committee and Compensation Committee of the Board of Directors, replacing Mr. Andrew Fogarty who did not stand for reelection at the annual meeting of stockholders, and Mr. Prokopakis as a member of the Nominating and Corporate Governance Committee of the Board of Directors.  Mr. Myles Itkin has been designated Chairman of the Nominating and Corporate Governance Committee and Mr. Miklos Konkoly-Thege has been designated Chairman of the Compensation Committee.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share amounts)

		As of
	Notes	June 30, 2014	December 31, 2013
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$51,506	$68,153
Restricted cash	3	3,250	14,717
Accounts receivable, net		8,743	8,038
Inventories		11,320	14,496
Prepaid expenses		694	819
Due from related parties		13,464	14,459
Other current assets	6	14,671	6,184
Total current assets		103,648	126,866

Fixed assets, net	4	3,730,498	3,842,617
Deferred charges, net	5	61,775	67,949
Restricted cash, net of current portion	3	55,151	—
Other non-current assets	10b,6	27,600	29,120
Total non-current assets		3,875,024	3,939,686
Total assets		$3,978,672	$4,066,552

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$13,720	$13,124
Accrued liabilities	7	29,203	30,911
Current portion of long-term debt	9	150,062	146,462
Current portion of vendor financing	9	57,388	57,388
Unearned revenue		7,862	7,305
Other current liabilities	8	90,897	114,698
Total current liabilities		349,132	369,888

LONG-TERM LIABILITIES
Long-term debt, net of current portion	9	2,886,006	2,965,641
Vendor financing, net of current portion	9	35,673	64,367
Other long-term liabilities	8,10a	34,136	68,180
Total long-term liabilities		2,955,815	3,098,188
Total liabilities		3,304,947	3,468,076

Commitments and Contingencies	11	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of June 30, 2014 and December 31, 2013)	12	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of June 30, 2014 and December 31, 2013. 109,669,429 and 109,653,363 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively)	12	1,097	1,097
Additional paid-in capital		546,097	546,097
Accumulated other comprehensive loss	10a	(182,498)	(232,697)
Retained earnings		309,029	283,979
Total stockholders’ equity		673,725	598,476
Total liabilities and stockholders’ equity		$3,978,672	$4,066,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2014	2013	2014	2013

OPERATING REVENUES		$136,440	$146,580	$271,926	$292,668

OPERATING EXPENSES
Voyage expenses		(3,245)	(2,822)	(6,520)	(5,879)
Vessel operating expenses		(28,903)	(31,621)	(59,149)	(60,914)
Depreciation	4	(34,132)	(34,164)	(68,075)	(68,147)
Amortization of deferred drydocking and special survey costs	5	(1,155)	(1,449)	(2,157)	(3,179)
General and administrative expenses		(5,309)	(4,746)	(10,702)	(9,663)
Gain on sale of vessels	14	5,216	171	5,709	156
Income From Operations		68,912	71,949	131,032	145,042

OTHER INCOME (EXPENSE)
Interest income		3	521	18	1,013
Interest expense		(20,260)	(23,292)	(41,259)	(46,156)
Other finance costs		(4,922)	(5,016)	(9,913)	(10,093)
Other income (expense), net		233	232	287	231
Unrealized and realized losses on derivatives	10	(27,323)	(24,855)	(55,115)	(57,066)
Total Other (Expenses) Income, net		(52,269)	(52,410)	(105,982)	(112,071)

Net Income		$16,643	$19,539	$25,050	$32,971

EARNINGS PER SHARE
Basic and diluted net income per share		$0.15	$0.18	$0.23	$0.30
Basic and diluted weighted average number of common shares	13	109,669	109,653	109,669	109,653

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net income for the period	$16,643	$19,539	$25,050	$32,971
Other comprehensive income
Amortization of deferred realized losses on cash flow hedges	1,002	1,002	1,992	1,992
Reclassification of unrealized losses to earnings	23,189	29,501	48,207	58,819
Total Other Comprehensive Income	24,191	30,503	50,199	60,811
Comprehensive Income	$40,834	$50,042	$75,249	$93,782

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Six months ended June 30,
	2014	2013
Cash Flows from Operating Activities
Net income	$25,050	32,971

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	68,075	68,147
Amortization of deferred drydocking and special survey costs	2,157	3,179
Amortization of finance costs	7,564	7,754
Exit fee accrued on debt	1,874	1,882
Payments for drydocking/special survey costs deferred	(3,789)	(422)
Gain on sale of vessels	(5,709)	(156)
Amortization of deferred realized losses on interest rate swaps	1,992	1,992
Unrealized gains on derivatives	(10,207)	(16,770)

(Increase)/Decrease in
Accounts receivable	(705)	(6,928)
Inventories	3,176	2,326
Prepaid expenses	125	(2)
Due from related parties	995	4,612
Other assets, current and long-term	(8,341)	(1,296)

Increase/(Decrease) in
Accounts payable	596	(1,409)
Accrued liabilities	(1,708)	240
Unearned revenue, current and long term	557	642
Other liabilities, current and long-term	1,615	1,787
Net Cash provided by Operating Activities	83,317	98,549

Cash Flows from Investing Activities
Vessels additions	(563)	(17,757)
Net proceeds from sale of vessels	50,602	29,875
Net Cash provided by Investing Activities	50,039	12,118

Cash Flows from Financing Activities
Payments of long-term debt	(77,625)	(46,977)
Payments of vendor financing	(28,694)	(28,694)
Increase of restricted cash	(43,684)	(15,590)
Net Cash used in Financing Activities	(150,003)	(91,261)

Net (Decrease)/Increase in Cash and Cash Equivalents	(16,647)	19,406
Cash and Cash Equivalents at beginning of period	68,153	55,628
Cash and Cash Equivalents at end of period	$51,506	$75,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1                              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of June 30, 2014, the condensed consolidated results of operations for the three and six months ended June 30, 2014 and 2013 and the condensed consolidated cash flows for the six months ended June 30, 2014 and 2013. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2013. The results of operations for the three and six months ended June 30, 2014, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of operations, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of June 30, 2014, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A.	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	Niledutch Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Niledutch Palanca	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Vessels sold during the six months ended June 30, 2014
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Duke Marine Inc.	April 14, 2003	Duka	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651

(1)         Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014.

3                              Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of June 30, 2014	As of December 31, 2013
Retention account	$2,820	$2,841
Restricted deposits	55,581	11,876
Total	$58,401	$14,717

The Company was required to maintain cash of $2.8 million as of June 30, 2014 and December 31, 2013, respectively, in a retention bank account as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company’s Balance Sheets.

Furthermore, the Company recorded current restricted cash of $0.4 million in relation to cash collateral for one of its outstanding swaps as of June 30, 2014 and December 31, 2013 (which swap expires within 2014). In addition, on March 27, 2013, the Company entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility. The agreement provided the Company the option to sell, for cash, up to 9 mortgaged vessels (the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo) with the sale proceeds less sale commissions from such vessels’ sales to be deposited in a restricted cash account and used to finance the acquisition of new containership vessels no later than December 31, 2013. Any funds remaining in this restricted cash account after that date were to be applied towards prepayment of the respective credit facility. As of December 31, 2013, the Company had concluded the sales of all vessels under the agreement. Furthermore, the Company had acquired a 2,452 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million, a 2,602 TEU containership, the Niledutch Zebra, built in 2001 for a contract price of $10.1 million, a 2,524 TEU containership, the Niledutch Palanca, built in 2001 for a contract price of $11.9 million and a 3,430 TEU containership, the Dimitris C, built in 2001 for a contract price of $14.9 million. As of December 31, 2013, an amount of $11.4 million was recorded as current restricted cash, which was applied towards prepayment of the respective credit facility on February 18, 2014.

As of June 30, 2014, the Company recorded non-current restricted cash of $55.2 million in relation to the sale proceeds less sale commissions of the Marathonas, the Commodore, the Duka, the Mytilini and the Messologi, representing collateral under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility.

4                              Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2013	$4,576,106	$(589,968)	$3,986,138
Additions	46,839	(137,414)	(90,575)
Disposals	(172,226)	119,280	(52,946)
As of December 31, 2013	$4,450,719	$(608,102)	$3,842,617
Additions	563	(68,075)	(67,512)
Disposals	(120,376)	75,769	(44,607)
As of June 30, 2014	$4,330,906	$(600,408)	$3,730,498

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4                              Fixed assets, net (continued)

i.	On February 26, 2014, the Company sold and delivered the Marathonas. The gross sale consideration was $11.5 million. The Marathonas was 23 years old. Refer to Note 15, Sale of Vessels.

ii.	On April 25, 2014, the Company sold and delivered the Commodore. The gross sale consideration was $11.1 million. The Commodore was 22 years old. Refer to Note 15, Sale of Vessels.

iii.	On May 15, 2014, the Company sold and delivered the Duka. The gross sale consideration was $11.0 million. The Duka was 22 years old. Refer to Note 15, Sale of Vessels.

iv.	On May 15, 2014, the Company sold and delivered the Mytilini. The gross sale consideration was $12.0 million. The Mytilini was 23 years old. Refer to Note 15, Sale of Vessels.

v.	On May 20, 2014, the Company sold and delivered the Messologi. The gross sale consideration was $12.1 million. The Messologi was 23 years old. Refer to Note 15, Sale of Vessels.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $370.0 million as of June 30, 2014 and $404.6 million as of December 31, 2013. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5                              Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2013	$9,669	$79,152	$88,821
Additions	283	187	470
Written off amounts	(429)	—	(429)
Amortization	(5,482)	(15,431)	(20,913)
As of December 31, 2013	$4,041	$63,908	$67,949
Additions	3,789	44	3,833
Written off amounts	(286)	—	(286)
Amortization	(2,157)	(7,564)	(9,721)
As of June 30, 2014	$5,387	$56,388	$61,775

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                              Other Current and Non-current Assets

Other current assets consisted of the following (in thousands):

	As of June 30, 2014	As of December 31, 2013
Claims receivable	$9,849	$2,815
Other assets	4,822	3,369
Total	$14,671	$6,184

As of June 30, 2014 and December 31, 2013, claims receivable consists of insurance and other claims. As of June 30, 2014, the Company recorded a claim receivable of $8.1 million in relation to a collision incident of the Hanjin Italy outside Singapore.

Other non-current assets consisted of the following (in thousands):

	As of June 30, 2014	As of December 31, 2013
Fair value of swaps	$1,098	$2,472
Receivable from ZIM	25,765	25,765
Other assets	737	883
Total	$27,600	$29,120

Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. (“ZIM”), has announced that ZIM has reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company’s vessels and the Company’s receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM’s other obligations to the Company. Based on these anticipated terms, the Company has written down the value of its long-term receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto, resulting in an outstanding long-term receivable of $25.8 million as of June 30, 2014 and December 31, 2013. In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring (refer to Note 16, Subsequent Events).

In respect of the fair value of swaps, refer to Note 10b, Financial Instruments — Fair Value Interest Rate Swap Hedges.

7                              Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of June 30, 2014	As of December 31, 2013
Accrued payroll	$1,244	$1,140
Accrued interest	10,485	11,614
Accrued expenses	17,474	18,157
Total	$29,203	$30,911

Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $13.8 million and $14.3 million as of June 30, 2014 and December 31, 2013, respectively, as well as other accruals related to the operation of the Company’s fleet of $3.7 million and $3.9 million as of June 30, 2014 and December 31, 2013, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                              Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of June 30, 2014	As of December 31, 2013
Fair value of swaps	$85,214	$109,431
Other current liabilities	5,683	5,267
Total	$90,897	$114,698

As of June 30, 2014 and December 31, 2013, other current liabilities mainly consist of $4.9 million in relation to deferred fees accrued in accordance with the Bank Agreement (refer to Note 9, Long-Term Debt), which will be cash settled on December 31, 2014 and are recorded at amortized cost.

Other long-term liabilities consisted of the following (in thousands):

	As of June 30, 2014	As of December 31, 2013
Fair value of swaps	$23,790	$59,077
Other long-term liabilities	10,346	9,103
Total	$34,136	$68,180

In respect of the fair value of swaps, refer to Note 10a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

9                              Long-Term Debt

Long-term debt consisted of the following (in thousands):

Lender	As of June 30, 2014	Current portion	Long-term portion	As of December 31, 2013	Current portion	Long-term portion
The Royal Bank of Scotland	$681,677	$7,069	$674,608	$683,614	$4,628	$678,986
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	646,713	—	646,713	658,160	11,447	646,713
HSH Nordbank	30,166	4,614	25,552	31,163	2,545	28,618
The Export-Import Bank of Korea (“KEXIM”)	23,757	10,369	13,388	28,942	10,369	18,573
The Export-Import Bank of Korea & ABN Amro	62,484	11,250	51,234	68,109	11,250	56,859
Deutsche Bank	176,905	4,487	172,418	177,968	3,251	174,717
Credit Agricole	147,922	7,188	140,734	151,239	6,770	144,469
Credit Suisse	211,715	7,472	204,243	215,613	7,026	208,587
ABN Amro-Lloyds TSB-National Bank of Greece	243,037	7,921	235,116	247,001	7,537	239,464
Commerzbank-Credit Suisse-[Credit Agricole]	281,408	14,108	267,300	288,474	13,489	274,985
The Royal Bank of Scotland (January 2011 Credit Facility)	89,912	10,210	79,702	94,245	9,226	85,019
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	102,994	20,834	82,160	110,396	15,503	94,893
ABN Amro-Lloyds TSB-National Bank of Greece (January 2011 Credit Facility)	29,306	5,536	23,770	31,953	5,415	26,538
Sinosure CEXIM-Citi-ABN Amro Credit Facility	152,550	20,340	132,210	162,720	20,340	142,380
Club Facility (January 2011 Credit Facility)	71,887	13,440	58,447	78,001	12,618	65,383
Citi—Eurobank Credit Facility (January 2011 Credit Facility)	72,348	5,224	67,124	74,808	5,048	69,760
Comprehensive Financing Plan exit fee accrued	9,991	—	9,991	8,117	—	8,117
Fair value hedged debt	1,296	—	1,296	1,580	—	1,580
Total long-term debt	$3,036,068	$150,062	$2,886,006	$3,112,103	$146,462	$2,965,641
Hyundai Samho Vendor Financing	$93,061	$57,388	$35,673	$121,755	$57,388	$64,367

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

Maturities of long-term debt for the next five years and thereafter subsequent to June 30, 2014, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018* [and other payments thereafter]	Total principal payments
June 30, 2015	$142,861	$7,201	$—	$150,062
June 30, 2016	168,810	58,236	—	227,046
June 30, 2017	192,367	94,126	—	286,493
June 30, 2018	170,538	99,532	—	270,070
June 30, 2019 and thereafter	178,406	17,402	1,895,302	2,091,110
Total long-term debt	$852,982	$276,497	$1,895,302	$3,024,781

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the Bank Agreement, as such amount will be determinable following the fixed and variable amortization.

The maturities of long term debt for the twelve month periods subsequent to June 30, 2014 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM and KEXIM ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company’s estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Maturities of Hyundai Samho vendor financing for the next periods subsequent to June 30, 2014, are as follows (in thousands):

Payment due by period ended
June 30, 2015	$57,388
June 30, 2016	35,673
Total vendor financing	$93,061

As of September 12, 2013, the Company signed a supplemental letter extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of its KEXIM  ABN Amro credit facility. More specifically, under the February 9, 2012 supplemental letter the financial covenants were aligned with those set forth in the Bank Agreement (see below), and the interest rate margin was increased by 0.5 percentage points.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

Bank Agreement

On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company’s then existing credit facilities (other than its credit facilities with KEXIM and KEXIM ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the “Intercreditor Agreement”), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the January 2011 Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continued to provide the Company’s then outstanding credit facilities and amended the covenants under such credit facilities in accordance with the terms of the Bank Agreement.

Under the terms of the Bank Agreement, borrowings under each of the Company’s then oustanding credit facilities, other than the KEXIM and KEXIM ABN Amro credit facilities which were not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

The Company is required to pay an amendment fee of $5.0 million on December 31, 2014. This amendment fee was accrued under the “Other current liabilities” in the condensed consolidated balance sheet and is deferred and amortized over the life of the respective credit facilities with the effective interest method. In addition, the Company is required to pay exit fees, which are discussed in detail below.

Principal Payments

Under the terms of the Bank Agreement (other than the KEXIM and KEXIM ABN Amro credit facilities, which are not covered by the Bank Agreement), the Company is required to make quarterly principal payments in fixed amounts, in relation to the Company’s total debt commitments from the Company’s lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867

*                      The Company may elect to make the scheduled payments shown in the above table three months earlier.

Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the Company’s consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company’s consolidated debt, would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the oustanding credit facilities covered by the Bank Agreement. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

Under the Bank Agreement, “Actual Free Cash Flow” with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows:

•                                          50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

•                                          any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the January 2011 Credit Facilities, the Sinosure CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the January 2011 Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the January 2011 Credit Facilities and then to the credit facilities covered by the Bank Agreement. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company’s respective lenders under its credit facilities covered by the Bank Agreement and the January 2011 Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a “Change of Control” of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) whilst an event of default is continuing, a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

Covenants and Events of Default

On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its then oustanding credit facilities (other than its credit facilities with KEXIM and KEXIM ABN Amro) and provided for, among other things, revised financial covenant levels under such credit facilities as described below, with which the Company was in compliance as of June 30, 2014 and December 31, 2013.

Under the Bank Agreement, the financial covenants under each of the Company’s then oustanding credit facilities (other than under the KEXIM ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants until maturity of the respective facility under the supplemental letter dated September 12, 2013 and the KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

•                                          maintain a ratio of (i) the market value of all of the vessels in the Company’s fleet, on a charter inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company’s consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

•                                          maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company’s aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

•                                          maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

•                                          ensure that the Company’s (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

•                                          ensure that the ratio of the Company’s (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

•                                          maintain a consolidated market value adjusted net worth (defined as the amount by which the Company’s total consolidated assets adjusted for the market value of the Company’s vessels in the water less cash and cash equivalents in excess of the Company’s debt service requirements exceeds the Company’s total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in the Company’s financial statements for the relevant period) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel’s book value.

Under the terms of the Bank Agreement, the covered credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a breach of the management agreement for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

Under the terms of the Bank Agreement, the Company generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

Collateral and Guarantees

Each of the Company’s existing credit facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company’s subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities (“January 2011 Credit Facilities”):

(i)

a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

(ii)	a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Hanjin Greece and customary shipping industry collateral related thereto;

(iii)	a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Germany and customary shipping industry collateral related thereto;

(iv)

a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

(v)

a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the “January 2011 Credit Facilities”).

As of June 30, 2014, $366.4 million was outstanding under the above January 2011 Credit Facilities and there were no remaining borrowing availability under the remaining credit facilities.

Borrowings under each of the January 2011 Credit Facilities above bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

Principal Payments

Under the Bank Agreement, the Company was not required to repay any outstanding principal amounts under its January 2011 Credit Facilities until May 15, 2013 and thereafter it is required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under “—Bank Agreement—Principal Payments.”

Covenants, Events of Default and Other Terms

The January 2011 Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company’s then oustanding credit facilities as revised under the Bank Agreement described above.

Collateral and Guarantees

The collateral described above relating to the newbuildings financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such January 2011 Credit Facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its previously unsecured interest rate arrangements with them.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva , the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, CSCL America and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

The Company’s obligations under the January 2011 Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company’s Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

Sinosure-CEXIM-Citi-ABN Amro Credit Facility

On February 21, 2011, the Company entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China (“CEXIM”) for a senior secured credit facility (the “Sinosure-CEXIM Credit Facility”) of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. The Company took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. The Company is required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

As of June 30, 2014, $152.6 million was outstanding under the credit facility and there were no undrawn funds available.

Covenants, Events of Default and Other Terms

The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with the Company’s Bank Agreement (except for the minimum ratio of the charter free market value of certain vessels, as described in the Bank Agreement, which is not applicable) described above and continues to require the Company to maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%.

The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a breach of the management agreement for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

The Company will not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend is not, in breach of any covenant.

Collateral

The Sinosure-CEXIM Credit Facility is secured by customary pre-delivery and post-delivery shipping industry collateral with respect to the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing the respective tranche.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

Hyundai Samho Vendor Financing

The Company entered into an agreement with Hyundai Samho Heavy Industries (“Hyundai Samho”) for a financing facility of $190.0 million in respect of eight of its newbuilding containerships built by Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of June 30, 2014, the outstanding balance of the this credit facility was $93.1 million

Borrowings under this facility bear interest at a fixed interest rate of 8%. The Company is required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Exit Fees

The Company is required to pay an Initial Exit Fee of $15.0 million. Furthermore, the Company is required to pay an Additional Exit Fee of $10.0 million (as it has not repaid at least $150.0 million in the aggregate with equity proceeds by December 31, 2013). Both Exit Fees, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the condensed consolidated Statement of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under “Long-term debt, net of current portion” in the condensed consolidated Balance Sheets. The Company has recognized an amount of $10.0 million and $8.1 million as of June 30, 2014 and December 31, 2013, respectively.

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$681.7

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$646.7	The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the Niledutch Zebra, the Niledutch Palanca, the Dimitris C,
Credit Agricole	$147.9	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$176.9	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$211.7	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$243.0	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$281.4	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$30.2	The Deva and the Derby D
KEXIM	$23.8	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$62.5	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$103.0	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$89.9	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$29.3	The Hanjin Greece
Club Facility	$71.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$72.3	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$152.6	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$93.1	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt (continued)

(1)                                          As of June 30, 2014.

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of June 30, 2014, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of June 30, 2014.

10                       Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (continued)

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expense from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.

On July 1, 2012, the Company elected to prospectively de designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de designation date forward. The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value June 30, 2014	Fair Value December 31, 2013
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07	% p.a.	USD LIBOR 3M BBA	$(6,934)	$(11,586)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922	% p.a.	USD LIBOR 3M BBA	—	(2,052)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775	% p.a.	USD LIBOR 3M BBA	(2,030)	(6,732)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	% p.a.	USD LIBOR 3M BBA	(6,685)	(8,919)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	% p.a.	USD LIBOR 3M BBA	(6,661)	(8,869)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855	% p.a.	USD LIBOR 3M BBA	(8,259)	(17,298)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124	% p.a.	USD LIBOR 3M BBA	(7,859)	(12,520)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	% p.a.	USD LIBOR 3M BBA	(8,027)	(12,738)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975	% p.a.	USD LIBOR 3M BBA	(3,936)	(9,797)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1	% p.a.	USD LIBOR 3M BBA	(16,228)	(21,774)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	% p.a.	USD LIBOR 3M BBA	(6,607)	(8,754)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	(13,940)	(17,870)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125	% p.a.	USD LIBOR 3M BBA	(12,942)	(17,067)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755	% p.a.	USD LIBOR 3M BBA	(8,275)	(12,532)
								$(108,383)	$(168,508)
ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975	% p.a.	USD LIBOR 3M BBA	$(470)	$382
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125	% p.a.	USD LIBOR 3M BBA	(151)	504
Total fair value of swap liabilities								$(109,004)	$(167,622)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (continued)

The Company recorded in the condensed consolidated statements of operations unrealized gains of $58.6 million and $76.0 million in relation to fair value changes of interest rate swaps for the six months ended June 30, 2014 and 2013, respectively. Furthermore, unrealized losses of $48.2 million and $58.8 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the six months ended June 30, 2014 and 2013, respectively (following the hedge accounting discontinuance as of July 1, 2012). The Company expects to reclassify from Accumulated Other Comprehensive Loss to earnings within the next twelve months unrealized losses of $62.2 million.

The variable-rate interest on specific borrowings was associated with vessels under construction and was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $2.0 million was reclassified into earnings for the six months ended June 30, 2014 and 2013, respectively, representing its amortization over the depreciable life of the vessels.

	Three months ended June 30,	Three months ended June 30,
	2014	2013
	(in millions)
Total realized losses	$(31.0)	$(36.6)
Amortization of deferred realized losses	(1.0)	(1.0)
Unrealized gains	4.6	12.6
Unrealized and realized losses on cash flow interest rate swaps	$(27.4)	$(25.0)

	Six months ended June 30,	Six months ended June 30,
	2014	2013
	(in millions)
Total realized losses	$(63.8)	$(72.5)
Amortization of deferred realized losses	(2.0)	(2.0)
Unrealized gains	10.4	17.2
Unrealized and realized losses on cash flow interest rate swaps	$(55.4)	$(57.3)

b.  Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company’s fair value interest rate swap agreements continue to be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward.

The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (continued)

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value June 30, 2014	Fair Value December 31, 2013
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$511	$747
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125	% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	587	839
Total fair value								$1,098	$1,586

The total fair value change of the interest rate swaps for the period from January 1, 2014 until June 30, 2014, amounted to $0.5 million loss, and is included in the condensed consolidated statements of operations in “Unrealized and realized loss on derivatives”. The related asset of $1.1 million is shown under “Other non-current assets” in the condensed consolidated balance sheet. The Company reclassified from “Long-term debt, net of current portion”, where its fair value of hedged item was recorded, to its earnings unrealized gains of $0.3 million for the six months ended June 30, 2014 (following the hedge accounting discontinuance as of July 1, 2012).

	Three months ended June 30, 2014	Three months ended June 30, 2013
	(in millions)
Unrealized losses on swap asset	$(0.2)	$(0.4)
Amortization of fair value of hedged debt	0.1	0.1
Realized gains	0.2	0.4
Unrealized and realized gains on fair value interest rate swaps	$0.1	$0.1

	Six months ended June 30, 2014	Six months ended June 30, 2013
	(in millions)
Unrealized losses on swap asset	$(0.5)	$(0.8)
Amortization of fair value of hedged debt	0.3	0.3
Realized gains	0.5	0.7
Unrealized and realized gains on fair value interest rate swaps	$0.3	$0.2

c.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2014.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of June 30, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$1,098	$—	$1,098	$—
Liabilities
Interest rate swap contracts	$109,004	$—	$109,004	$—

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (continued)

	Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,472	$—	$2,472	$—
Liabilities
Interest rate swap contracts	$168,508	$—	$168,508	$—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 10(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of June 30, 2014, these financial instruments are in the counterparties’ favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

The estimated fair values of the Company’s financial instruments are as follows:

	As of June 30, 2014		As of December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$51,506	$51,506	$68,153	$68,153
Restricted cash	$58,401	$58,401	$14,717	$14,717
Accounts receivable, net	$8,743	$8,743	$8,038	$8,038
Due from related parties	$13,464	$13,464	$14,459	$14,459
Receivable from ZIM	$25,765	$25,765	$25,765	$25,765
Accounts payable	$13,720	$13,720	$13,124	$13,124
Accrued liabilities	$29,203	$29,203	$30,911	$30,911
Long-term debt, including current portion	$3,036,068	$3,038,280	$3,112,103	$3,114,101
Vendor financing, including current portion	$93,061	$93,438	$121,755	$121,552

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of June 30, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Receivable from ZIM(1)	$25,765	$—	$25,765	$—
Long-term debt, including current portion(2)	$3,038,280	$—	$3,038,280	$—
Vendor financing, including current portion(3)	$93,438	$—	$93,438	$—
Accrued liabilities(4)	$29,203	$—	$29,203	$—

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (continued)

	Fair Value Measurements as of December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Receivable from ZIM(1)	$25,765	$—	$25,765	$—
Long-term debt, including current portion(2)	$3,114,101	$—	$3,114,101	$—
Vendor financing, including current portion(3)	$121,552	$—	$121,552	$—
Accrued liabilities(4)	$30,911	$—	$30,911	$—

(1)              The fair value is estimated based on currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates. Furthermore, Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. (“ZIM”), has announced that ZIM has reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. Based on these anticipated terms, the Company written down the value of its long-term receivable from ZIM as of December 31, 2013 (refer to Note 6, Other Current and Non-current Assets). In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring (refer to Note 16, Subsequent Events).

(2)              The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3)              The fair value of the Company’s Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(4)              The fair value of the Company’s accrued liabilities, which mainly consists of accrued interest on its credit facilities and accrued realized losses on its cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account its creditworthiness.

11                       Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

12                       Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the six months ended June 30, 2014, the Company had not granted any shares under the plan. During the six months ended June 30, 2014, the Company issued 16,066 new shares of common stock, which were distributed to the employees of the Manager in settlement of 2013 grant.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the six months ended June 30, 2014, none of the directors elected to receive in Company shares their compensation.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13                       Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	June 30, 2014	June 30, 2013
	(in thousands)
Numerator:
Net income	$16,643	$19,539

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,669	109,653

	Six months ended
	June 30, 2014	June 30, 2013
	(in thousands)
Numerator:
Net income	$25,050	$32,971

Denominator (number of shares):	109,669	109,653
Basic and diluted weighted average common shares outstanding

The Warrants issued and outstanding as of June 30, 2014 and 2013, were excluded from the diluted Earnings per Share, because they were antidilutive.

14                       Impairment Loss

No impairment loss was recorded in 2014.

Israel Corporation Ltd., the parent company of ZIM Integrated Shipping Services Ltd. (“ZIM”), has announced that ZIM has reached an agreement in principle with its creditors, including the Company, for a restructuring of its obligations. This agreement includes a significant reduction in the charter rates payable by ZIM for the remaining life of its time charters, expiring in 2020 or 2021, for six of the Company’s vessels and the Company’s receipt of unsecured, interest bearing ZIM notes maturing in nine years and ZIM shares in exchange for such reductions and cancellation of ZIM’s other obligations to the Company. Based on these anticipated terms, the Company has written down the value of its long-term receivables from ZIM as of December 31, 2013 and recognized a $19.0 million impairment charge with respect thereto, resulting in an outstanding long-term receivable of $25.8 million as of December 31, 2013. In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring (refer to Note 16, Subsequent Events).

15                       Sale of Vessels

On February 26, 2014, the Company sold and delivered the Marathonas. The gross sale consideration was $11.5 million. The Company realized a net gain on this sale of $0.5 million and net sale proceeds of $9.8 million. The Marathonas was 23 years old.

On April 25, 2014, the Company sold and delivered the Commodore. The gross sale consideration was $11.1 million. The Company realized a net gain on this sale of $1.0 million and net sale proceeds of $9.7 million. The Commodore was 22 years old.

On May 15, 2014, the Company sold and delivered the Duka. The gross sale consideration was $11.0 million. The Company realized a net gain on this sale of $0.1 million and net sale proceeds of $9.3 million. The Duka was 22 years old.

On May 15, 2014, the Company sold and delivered the Mytilini. The gross sale consideration was $12.0 million. The Company realized a net gain on this sale of $2.0 million and net sale proceeds of $10.9 million. The Mytilini was 23 years old.

On May 20, 2014, the Company sold and delivered the Messologi. The gross sale consideration was $12.1 million. The Company realized a net gain on this sale of $2.1 million and net sale proceeds of $10.9 million. The Messologi was 23 years old.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15                       Sale of Vessels (continued)

On February 13, 2013, the Company sold and delivered the Independence. The gross sale consideration was $7.0 million. The Company realized a net gain on this sale of $518 thousand and net sale proceeds of $6.0 million. The Independence was 26 years old.

On February 28, 2013, the Company sold and delivered the Henry. The gross sale consideration was $6.1 million. The Company realized a net gain on this sale of $138 thousand and net sale proceeds of $5.37 million. The Henry was 27 years old.

On March 25, 2013, the Company sold and delivered the Pride. The gross sale consideration was $6.5 million. The Company realized a net loss on this sale of $671 thousand and net sale proceeds of $5.48 million. The Pride was 25 years old.

On May 14, 2013, the Company sold and delivered the Honour. The gross sale consideration was $9.1 million. The Company realized a net gain on this sale of $112 thousand and net sale proceeds of $8.0 million. The Honour was 24 years old.

On June 13, 2013, the Company sold and delivered the Elbe. The gross sale consideration was $5.6 million. The Company realized a net gain on this sale of $59 thousand and net sale proceeds of $5.02 million. The Elbe was 22 years old.

16                       Subsequent Events

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels, which had already been implemented beginning in January 2014. The terms also include our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. ZIM’s charter-owner creditors have designated two of the nine members of ZIM’s initial Board of Directors following the restructuring, including one director nominated by us, Dimitris Chatzis, the father of our Chief Financial Officer. In connection with ZIM’s previous announcement of the agreement in principle with its creditors, the Company had recognized an impairment loss of $19.0 million as of December 31, 2013.